Exhibit 99.1

Legend Biotech to Host Virtual Investor KOL Event Reviewing Latest CARTITUDE-1 Data from the 62nd American Society of Hematology (ASH) Annual Meeting

SOMERSET, N.J., November 24, 2020 — Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech) today announced that it will host a virtual Key Opinion Leader (KOL) event on Monday, December 7 at 7 pm ET highlighting the latest data from the Phase 1b/2 CARTITUDE-1 study (NCT03548207) of ciltacabtagene autoleucel (cilta-cel), an investigational BCMA-directed CAR-T cell therapy being studied for the treatment of patients with relapsed or refractory multiple myeloma. This will follow the oral presentation of the study results (Abstract #177) at the 2020 ASH Annual Meeting.

Intended for investors and other interested audiences, the event includes presentations by Ying Huang, PhD, CEO and CFO of Legend Biotech, along with the following leading professionals in hematology and oncology:

•	Sundar Jagannath, MD, Professor of Medicine, Hematology and Medical Oncology, Mount Sinai School of Medicine; Director, Multiple Myeloma Program at Mount Sinai Hospital.

•

Thomas G. Martin, MD, Clinical Professor of Medicine, Adult Leukemia and Bone Marrow Transplantation Program, and Associate Director, Myeloma Program, UCSF; Co-Leader, Hematopoietic Malignancies Program, Helen Diller Family Comprehensive Cancer Center.

To register and to view the live webcast, please visit: LegendBiotechASH2020.Convene.com.

About CARTITUDE-1

Cilta-cel is currently being investigated in the Phase 1b/2 CARTITUDE-1 (MMY2001, NCT03548207) registration study conducted in the US and Japan for the treatment of patients with multiple myeloma who have received at least 3 prior lines of therapy or are double refractory to a PI and IMiD®, received a PI, an IMiD, and anti-CD38 antibody and documented disease progression within 12 months of starting the most recent therapy.

About Cilta-cel

Cilta-cel is an investigational chimeric antigen receptor T (CAR-T) cell therapy, formerly identified as JNJ-4528 in the U.S. and Europe and LCAR-B38M in China, that is being studied in a comprehensive clinical development program for the treatment of patients with relapsed or refractory multiple myeloma and in earlier lines of treatment. The design consists of a structurally differentiated CAR-T with two BCMA-targeting single domain antibodies. In December 2017, Legend Biotech, Inc. entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. (Janssen) to develop and commercialize cilta-cel. In addition to a Breakthrough Therapy Designation (BTD) granted in the U.S. in

December 2019, cilta-cel received a PRIority MEdicines (PRiME) designation from the European Commission in April 2019 and BTD in China in August 2020. In addition, Orphan Drug Designation was granted for cilta-cel by the U.S. FDA in February 2019, and by the European Commission in February 2020.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting-edge cell therapies for patients in need. We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA targeted CAR-T cell therapy for patients with multiple myeloma. This candidate is currently being studied in registrational clinical trials. To learn more about Legend Biotech, visit us on LinkedIn, or on Twitter @LegendBiotech or at www.legendbiotech.com.

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Cautions Concerning Forward-Looking Statements

This information constitutes forward-looking statements relating to the business of Legend, including express or implied discussions regarding the clinical development of its product candidates and potential attributes and benefits of such product candidates. Such forward-looking statements reflect the current views of Legend’s management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, Legend’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; Legend’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

The safety and efficacy of the product candidates and/or uses under investigation have not been established. There is no guarantee that the product candidates will receive health authority approval or become commercially available in any country for the uses being investigated.

The information in this press release speaks only as of the date hereof. Legend assumes no duty to update the information to reflect subsequent developments. Readers should not rely upon the information on this page as current or accurate after its publication date.

For Media and Investor Relations inquiries, please contact:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech

jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Surabhi Verma, Manager of Investor Relations and Corporate Communications, Legend Biotech

Surabhi.verma@legendbiotech.com or media@legendbiotech.com

For Medical Affairs inquiries, please contact:

Tonia Nesheiwat, Executive Director, Medical Affairs, Legend Biotech

tonia.nesheiwat@legendbiotech.com or medicalinformation@legendbiotech.com